Exhibit 99.2

PUT AND CALL OPTION AGREEMENT

This agreement (this “Agreement”) is made on 9 February 2005

BETWEEN:

(1)             Symphony Technology II-A, L.P., a Delaware Limited Partnership with its office located at 4015 Miranda Avenue, 2nd Floor, Palo Alto, CA 94304, USA (“Symphony”); and

(2)             Special Value Opportunities Fund, LLC, a Delaware limited liability company, (“Tennenbaum”).

Symphony and Tennenbaum are collectively referred to as “Parties”, each being a “Party”.

WHEREAS:

(A)           Each of Symphony and Tennenbaum owns shares in Intentia International AB (publ), Reg. No, 556387-8148, a company incorporated under the laws of Sweden, with its office located at Vendevägen 89, 182 15 Danderyd (the “Company”).

(B)            Tennenbaum is considering entering into an agreement (the “Share Purchase Agreement”) with Björn Algkvist and Björn Algkvist Management AB, Reg. No. 556528-1770, a company wholly owned by Björn Algkvist (“BAMAB”) regarding the purchase of an additional 1,275,680 shares of class A in the Company.

(C)            The Parties have agreed that 816,615 of the above mentioned shares of class A in the Company shall be subject to a put and call option (the “Option Shares”) as set forth in this Agreement.

IT IS AGREED as follows:

1         Call Option

1.1      Upon written demand from Symphony (“Call Notice”) Tennenbaum shall sell and Symphony shall purchase the number of Option Shares indicated in the Call Notice, provided that the sale of the Option Shares to Tennenbaum under Share Purchase Agreement has occurred (the “Call Option”).

1.2      The Call Option can be exercised for all or some of the Option Shares and at one or several occasions, provided, however, that all Call Options so exercised may not be for more than the initial aggregate number of Option Shares. Further, the Call Option can not be exercised more than four (4) times a year. If a public offer for the shares in the Company is announced, the restriction in the preceding sentence shall not apply to any exercise made after the announcement of the offer and during the rest of the year in question.

2         Put Option

2.1      Upon written demand from Tennenbaum (“Put Notice”) Symphony shall purchase and Tennenbaum shall sell the number of the Option Shares indicated in the Put Notice (the “Put Option”).

2.2      The Put Option can be exercised for all or some of the Option Shares and at one or several occasions, provided, however, that all Put Options so exercised may not be for more than the initial aggregate number of Option Shares. Further, the Put Option can not be exercised more than four (4) times a year. If a public offer for the shares in the Company is announced, the restriction in the preceding sentence shall not apply to any exercise made after the announcement of the offer and during the rest of the year in question.

2.3      Symphony shall in no event be obligated to acquire Option Shares under the Put Option to such an extent that Symphony, together with any persons or entities controlled by or under common control with Symphony, would reach the threshold for an obligation to make a mandatory tender offer for shares in the Company according to at each time applicable law, regulations, self-regulatory requirements or other applicable rules on the Swedish securities market.

3         Purchase Price

3.1      The purchase price to be paid by Symphony upon exercise of the Call Option or the Put Option (the “Purchase Price”) shall be SEK 20.3 per Option Share, adjusted upwards by application of an interest rate of 6.5 per cent (6.5%) per annum. The interest shall be calculated on the basis of the exact number of days during the period from and including the date of this Agreement up to and including the date of payment of the Purchase Price divided by 360 days.

3.2      The Purchase price may be subject to adjustment pursuant to section 8 below.

4         Call Notice

A Call Notice shall include information on the number of Option Shares that Symphony wishes to acquire and the account to which the Option Shares shall be transferred. Within three (3) Business Days of receipt of a Call Notice (for the purposes of this Agreement a “Business Day” shall mean any day on which banks are open for general banking business in Stockholm and New York) Tennenbaum shall provide to Symphony written information on the account to which the aggregate Purchase Price shall be paid.

5         Put Notice

5.1      A Put Notice shall include information on the number of Option Shares that Tennenbaum wishes to sell and on the account to which the aggregate Purchase Price shall be paid. Within three (3) Business Days of receipt of a Put Notice, Symphony shall provide to Tennenbaum written information on the account to which the Option Shares shall be transferred.

5.2      If, pursuant to section 2.3 above, Symphony is not obligated to purchase all the Option Shares indicated in a Put Notice, Symphony shall notify Tennenbaum in writing of the maximum number of Option Shares that Symphony is obligated to purchase within three (3) Business Days of receipt of the Put Notice (a “Limit Notice”). If Tennenbaum wishes to sell such number of Option Shares it shall notify Symphony thereof in writing within three (3) Business Days of receipt of the Limit Notice (a “Confirmation Notice”). In the event that the restriction set out in section 2.3 above has been applied at any time during the term of this Agreement, the restriction regarding the number of times that the Put Option may be exercised set out in the penultimate sentence of section 2.2 above shall not apply thereafter.

6         Closing

Closing shall occur on such time as may be agreed between the Parties but in no event later than fifteen (15) Business Days of receipt of the Call Notice or Put Notice, as the case may be by payment versus delivery, using the VPC system’s facilities for Real Time Gross Settlement no later than 12:00 noon Stockholm time on the closing date.

7         Representations and Warranties

Tennenbaum represents and warrants that it will, upon exercise of the Call Option or Put Option, as the case may be, deliver to Symphony good and marketable title to the Option Shares and that the Shares are free and clear of all liens, claims, options or other encumbrances and that no right of first refusal or similar third party rights exists with regard to such Option Shares.

8         Public Offers for Shares In the Company and Recalculation of Purchase Price

8.1       Tennenbaum is entitled to accept a public offer for the shares in the Company in exchange for payment with new shares in the acquiring company or other securities, (the “New Option Shares”). If Tennenbaum accepts such an offer, this Agreement shall apply mutatis mutandis to the New Option Shares and the number of Option Shares shall be adjusted to equal the aggregate number of the New Option Shares received by Tennenbaum as consideration for the Option Shares and the Purchase Price per New Option Share shall be recalculated in accordance with the following formula.

The recalculated Purchase Price per New Option Share	=	the Purchase Price for each Option Share immediately prior to the announcement of the public offer multiplied by the number of Option Shares held by Tennenbaum prior to accepting the offer the number of New Option Shares received by Tennenbaum as consideration for the Option Shares immediately after the offer

8.2      Tennenbaum is entitled to accept a public offer for the shares in the Company in exchange for payment with cash. If Tennenbaum accepts such an offer, Symphony shall be entitled to receive the cash consideration received by Tennenbaum in the offer and Tennenbaum shall be entitled to receive from Symphony the Purchase Price for each Option Share immediately prior to the announcement of the public offer multiplied by the number of Option Shares held by Tennenbaum prior to accepting the offer. These amounts shall be netted against each other and the net amount (the “Net Amount”) shall be paid to the Party entitled thereto as soon as possible after the settlement of the public offer. The Net Amount shall be adjusted for any tax effects (positive or negative) for Tennenbaum and/or Symphony as a result the transactions resulting from the acceptance the public offer. The Parties shall negotiate in good faith in order to reach an agreement on the amount of such adjustment.

8.3      Tennenbaum is entitled to accept a public offer for the shares in the Company in exchange for payment in the form of a combination of cash and securities, in which case sections 8.1 and 8.2 above shall apply mutatis mutandis.

8.4      The provisions of section 8.1 through 8.3 above shall apply mutatis mutandis in case of a legal merger in which the Company is not the surviving entity.

8.5      In the event of the occurrence of a corporate action of the Company that results in a change in the share capital or number of issued shares, or in the event of a dividend in kind from the Company, the number of Option Shares and/or the applicable Purchase Price shall be adjusted in order to compensate for any changes in the theoretical economic value of the Call Option and Stock Option following directly from such action.

9         Restriction on Transfers of Shares

Except as set out in section 8 above, Tennenbaum undertakes not to sell any of the Option Shares without the prior written consent of Symphony. For the avoidance of doubt, Tennenbaum is entitled to sell shares in the Company of Class A, however, not to the extent that its aggregate holding of shares in the Company of Class A falls below the number of Option Shares stated in the introductory paragraph (B). Further, Tennenbaum is entitled to sell all or a portion of the Option Shares on the day this Agreement ceases to apply in accordance with section 17.3 below.

10      Notices

10.1    All notices and other communications required or permitted under this Agreement must be in writing in the English language and shall be deemed to have been received by a Party when:

(i)           delivered by post, unless actually received earlier, on the fifth (5) Business Day after posting;

(ii)          delivered by hand, on the day of delivery;

(iii)         delivered by fax, on the day of dispatch if supported by a written confirmation from the sender’s fax machine that the message has been properly transmitted.

10.2    All notices and communications required or permitted under this Agreement shall be addressed as set out below or to such other addresses as may be given by written notice in accordance with this section 10.

If to the Symphony:	Symphony Technology II-A, L.P
C/o Symphony Technology Group
Attn. William Chisholm
4015 Miranda Avenue, 2nd Floor
Palo Alto, CA 94304
Fax. no. +1 650-935-9501

If to the Tennenbaum:	Special Value Opportunities Fund, LLC
C/o Tennenbaum Capital Partners, LLC
Attn. Steven Chang
2951 28th Street, Suite 1000,
Santa Monica, CA 90405
Fax. no. +1 310-566-1035

11      Costs

Each of the Parties shall pay its own costs and expenses in connection with the preparation for and the completion of the transactions contemplated by, or otherwise incurred in the performance of such Party’s obligations or exercise of its rights under, this Agreement.

12      Interpretation

The headings in this Agreement are for ease of reference only and shall not affect the interpretation of any provision of this Agreement.

13      Assignment

This Agreement and the rights and obligations specified herein shall be binding upon and inure to the benefit of the Parties hereto and shall not be assignable or transferable by any of the Parties hereto without the prior written consent of the other Parties.

14      Confidentiality

Each Party undertakes not to use or disclose the existence of this Agreement or the agreements, covenants or obligations contained herein which is not in the public domain unless (i) required to do so by law or pursuant to any order of court or other competent authority or tribunal (ii) required to do so by any applicable stock exchange regulations or the regulations of any other recognised market place (iii) such disclosure has been consented to by the other Parties in writing (such consent not to be unreasonably withheld) or (iv) the information is disclosed to its professional advisers who are bound to such Party by a duty of confidence which applies to any information disclosed. If a Party becomes required, in circumstances contemplated by (i) or (ii) to disclose any information, the disclosing Party shall use its reasonable endeavours to consult with the other Parties prior to any such disclosure.

15      Amendments and Waivers

This Agreement may only be amended, changed or modified by an instrument in writing duly executed by the Parties. In no event shall any delay, failure or omission of a Party in enforcing, exercising or pursuing any right, claim or remedy under this Agreement be deemed as a waiver thereof, unless such right, claim or remedy has been expressly waived in writing.

16      Entire Agreement

Each of the Parties to this Agreement confirms that this Agreement represents the entire understanding and constitutes the whole agreement between the Parties relating to the subject matter hereof and supersedes all prior agreements, covenants, arrangements, communications, representations or warranties, whether oral or written, by any officer, agent, employee or representative of either of the Parties.

17          Term the Agreement etc

17.1        This Agreement enters into force as from the day written above and will remain valid up to an including 9 July 2005. The provisions regarding confidentiality in section 14 above shall, however, survive the termination of this Agreement.

17.2        The Parties shall, during the term of this Agreement, negotiate in good faith with a view to reaching an agreement on the ownership of the Option Shares. If no such agreement is reached prior to the expiry of this Agreement, the Parties shall have no claims or obligations in relation to each other with regard to the Option Shares.

17.3        Notwithstanding the provisions of this section 17, this Agreement shall apply to the settlement of such part of the Call Option or Put Option as may be encompassed by a Call Notice or Put Notice made prior to the expiry of the Agreement and the provisions of section 8 shall apply in respect of a public offer announced prior to the expiry of this Agreement.

18          Governing Law and Disputes

This Agreement and the legal relations between the parties arising hereunder shall be governed by and interpreted in accordance with the laws of California without respect to the conflict of laws provisions thereof.

This agreement has been issued in two (2) originals, one (1) for each party.

SYMPHONY TECHNOLOGY II-A, L.P.

By: Symphony Technology II GP, LLC

 its General Partner

By:	/s/ Bill Chisholm
Bill Chisholm

SPECIAL VALUE OPPORTUNITIES FUND, LLC

By:	/s/ Howard M. Levkowitz
Name: Howard M. Levkowitz
Its: Authorized Signatory